Exhibit 99.1

February 15, 2018

Fortis Inc. Reports 2017 Fourth-Quarter and Annual Financial Results

ST. JOHN'S, NEWFOUNDLAND AND LABRADOR - Fortis Inc. (TSX/NYSE:FTS)

Highlights

•	Fortis achieved strong 2017 results driven by contributions from its U.S. utilities.
•	Reaffirms its five-year capital expenditure program of approximately $14.5 billion for 2018 through 2022 and average annual dividend growth target of 6% through 2022.
•	Fourth-quarter 2017 reported net earnings of $0.32 per common share and adjusted net earnings[1] of $0.62 per common share.
•	Full-year 2017 reported net earnings of $2.32 per common share and adjusted net earnings[1] of $2.53 per common share.

Fortis Inc. ("Fortis" or the "Corporation"), a leader in the North American regulated electric and gas utility industry, released its 2017 fourth-quarter and annual financial results today.

"Our performance in 2017 was very strong from a financial and operational perspective. We executed very well on key goals for the year and surpassed $1 billion in adjusted net earnings for the first time" said Barry Perry, President and Chief Executive Officer, Fortis. "2017 also marked the culmination of a successful five-year period in which Fortis more than doubled its size with the completion of three successful utility acquisitions in the United States. The integration of ITC which was accretive to earnings per share, constructive regulatory outcomes, and strong execution of our capital expenditure program underscore our performance for the year. Finally, our response to the devastation caused by Hurricane Irma on the Turks and Caicos Islands was a defining moment in the history of our Corporation. The response was a testament to the strength and expertise of Fortis operations personnel and our ability to act quickly by restoring power to our customers in less than 60 days."

Reported Net Earnings

The Corporation's net earnings attributable to common equity shareholders for 2017 were $963 million, or $2.32 per common share, compared to $585 million, or $1.89 per common share, for 2016. For the fourth quarter of 2017, net earnings attributable to common equity shareholders were $134 million, or $0.32 per common share, compared to $189 million, or $0.49 per common share, for the same period in 2016.

•	Earnings per common share ("EPS") was favourably impacted by a full year of earnings contribution associated with the acquisition of ITC Holdings Corp. ("ITC"), lower Corporate and Other expenses, strong performance at UNS Energy, largely due to the impact of the rate case settlement in February 2017, and higher earnings from the Aitken Creek natural gas storage facility, driven by unrealized gains on mark-to-market of derivatives.
•	Corporate and Other expenses were lower in 2017 due to the receipt of a $24 million break fee, net of transaction costs and tax, a one-time $21 million unrealized foreign exchange gain on a US dollar-denominated affiliate loan, and $90 million in acquisition-related transaction costs associated with ITC in 2016.
•	Partially offsetting the above earnings growth was a non-cash write down of $146 million as a result of remeasuring deferred income tax assets and liabilities related to the enactment of the Tax Cuts and Jobs Act in the United States ("U.S. Tax Reform") late in 2017.

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1 Non-US GAAP Measures

Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting certain US GAAP measures for specific items that management believes are not reflective of the normal, ongoing operations of the business. Refer to the Financial Highlights section of the Corporation's Management Discussion and Analysis for further discussion of these items.

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Adjusted Net Earnings1

On an adjusted basis, net earnings attributable to common equity shareholders for 2017 were $1,053 million, or $2.53 per common share, an increase of $0.22 per common share, or 10%, compared to 2016. On an adjusted basis, for the fourth quarter of 2017, net earnings attributable to common equity shareholders were $259 million, or $0.62 per common share, a decrease of $0.01 per common share, compared to the same period in 2016, mainly due to unfavourable foreign exchange associated with the translation of US dollar-denominated earnings.

•	UNS Energy contributed an additional $0.16 to adjusted EPS for 2017, driven primarily by the impact of its rate case settlement and more favourably priced long-term wholesale sales, partially offset by the favourable settlement of Springerville Unit 1 matters in 2016.
•	ITC continues to perform consistent with expectations, delivering segmented adjusted net earnings of $363 million in 2017. After considering the issuance of common shares and finance charges related to the acquisition, ITC was approximately 5% accretive to EPS in its first 12 months as a Fortis subsidiary.
•	Also contributing to the increase in adjusted EPS was unrealized gains on the mark-to-market of derivatives for the Aitken Creek natural gas storage facility.

Strong Cash Flows

Cash flow from operating activities totalled $2.8 billion for 2017, an increase of 46% over the same period in 2016, driven by higher cash earnings at ITC and UNS Energy.

Execution of Growth Strategy

The Corporation's capital expenditure program continues to address the energy infrastructure needs of customers, while modernizing energy networks to address the changes occurring in the utility industry. Consolidated capital expenditures were $3.0 billion in 2017 and are expected to reach $3.2 billion in 2018. The Corporation's five-year capital expenditure program from 2018 through 2022 is expected to be approximately $14.5 billion, up $1.5 billion from the prior year's plan.

The five-year capital expenditure program includes the following projects:

•	The Eagle Mountain Woodfibre Gas Pipeline Project at FortisBC Energy, estimated at approximately $350 million net of customer contributions, consists of a pipeline expansion to a proposed liquefied natural gas ("LNG") site in Squamish, British Columbia. The project has received a number of approvals and remains contingent on Woodfibre LNG Limited proceeding with its LNG export facility.
•	A multi-year Pipeline Integrity Management Program at FortisBC Energy, estimated at approximately $300 million, is focused on improving pipeline safety and the integrity of the high-pressure transmission system, including pipeline modifications and looping.
•	The 200 megawatts ("MW") of flexible generation resources at UNS Energy, which will consist of 10 natural gas-fired reciprocating engines, is estimated at $225 million (US$175 million) with expected in-service dates between 2019 and 2020. The engines will replace aging, less efficient steam turbines and provide ramping and peaking capability, facilitating the addition of renewable generating sources to the grid.
•	The expected addition of the 550 MW natural gas-fired Gila River Generating Station Unit 2 at UNS Energy, estimated at $211 million (US$165 million), will assist with the replacement of retiring coal-fired generation facilities. This project will include an initial power purchase agreement with a purchase option expected to be exercised in late 2019.

The Corporation continues to pursue additional investment opportunities within existing service territories. One such opportunity at FortisOntario, which is not included in the five-year capital expenditure program, is the Wataynikaneyap Power Project consisting of a partnership between 22 First Nation communities and FortisOntario. The project's mandate is to connect remote First Nation communities to the electricity grid in Ontario through the development of 1,800 kilometres of new transmission lines. The total estimated capital cost for the project, subject to final cost estimation, is approximately $1.35 billion. Fortis has a 49% ownership interest in the project. The project is expected to contribute to significant savings and result in a significant reduction in greenhouse gas emissions by eliminating existing diesel fuel generation. Currently, the initial phase from Red Lake to Pikangikum is underway. Construction of the larger, subsequent phases of the Wataynikaneyap Power Project will commence pending the receipt of permits, approvals and a funding agreement between the federal and provincial governments, which are in progress.

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On February 14, 2018, the Corporation's Board of Directors authorized an at-the-market common equity offering ("ATM Program") of up to $500 million. The ATM Program will be established under a prospectus supplement to the Corporation's Canadian base shelf prospectus and U.S. shelf registration statement, and is subject to obtaining exemptive relief from Canadian securities regulators and other regulatory approvals, and the entering into arrangements with agents. The establishment of an ATM Program does not obligate the Corporation to issue any common equity.

"Fortis is focused on sustainable investment in its existing utilities. With the balance and strength of our low risk, diversified portfolio of North American utility businesses, a strong capital plan and several incremental near-term development projects, such as the Wataynikaneyap Power Project, we are positioned to enhance shareholder value, while delivering safe, reliable and cost-effective energy service to our customers," said Mr. Perry.

Outlook

Fortis expects its annual earnings per share will be reduced by approximately 3%, as a result of U.S. Tax Reform and interest being deducted at the lower tax rate of 21%. Under U.S. Tax Reform, regulated utilities are being treated differently than most businesses because they are exempt from both the limitation on interest deductibility and the immediate expensing of capital investments, referred to as bonus depreciation. Additionally, near-term cash flows of the Corporation's U.S. regulated utilities will be reduced due to the lower corporate tax rate.

Going forward, the impact of U.S. Tax Reform will increase rate base growth over the five-year period to 2022 by approximately 50 basis points. Consequently, the compound annual growth in rate base over the next five years is expected to increase to 5%.

Fortis is focused on executing the five-year capital expenditure program and securing further organic growth opportunities at its subsidiaries, which may be funded through debt raised at the utilities, cash from operations, common equity contributions from the dividend reinvestment plan and the newly approved ATM Program. Fortis expects the long-term sustainable growth in rate base to support continuing growth in earnings and dividends.

Fortis has targeted average annual dividend growth of approximately 6% through 2022. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital expenditure program, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

"Tax reform in the United States is generally positive for the sector, Fortis and, more importantly, the customers that we serve at ITC, UNS Energy and Central Hudson. The new legislation provides savings to our customers and enables further investment to deliver safe and reliable energy while enhancing the earnings power of our U.S. utilities through improved rate base growth," concluded Mr. Perry.

This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com or www.sec.gov.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of $8.3 billion and total assets of approximately $48 billion. Approximately 8,500 of the Corporation's employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS.

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Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: statements related to the ATM Program including but not limited to the timing, receipt of regulatory approvals and the Corporation's expected use of net proceeds; the Corporation's forecast consolidated capital spending for 2018 and the five-year period from 2018 through 2022; the nature, timing, funding sources and expected costs of certain capital projects including, without limitation, the FortisBC Energy Eagle Mountain Woodfibre Gas Pipeline Project and Pipeline Integrity Management Program and the UNS Energy flexible generation resource investment and Gila River Generating Station Unit 2 purchase; additional opportunities beyond the five-year capital expenditure program including the Wataynikaneyap Power Project; the impact of U.S. Tax Reform on the Corporation's annual earnings per share, cash flows at the Corporation's U.S. regulated utilities and rate base growth; the Corporation's consolidated forecast rate base for 2022; the expectation that long-term sustainable growth in rate base will support continuing growth in earnings and dividends; and targeted average annual dividend growth through 2022.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators and the expectation of regulatory stability; the implementation of the Corporation's five-year capital expenditure program; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the realization of additional opportunities; fluctuating foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss 2017 Annual Results

A teleconference and webcast will be held on February 15 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss the Corporation's 2017 annual results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until March 15, 2018. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 5798338.

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

709.737.2900

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Director, Communications & Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com

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